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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                             LORUS THERAPEUTICS INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    544191109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Herbert Abramson
                      22 St. Clair Avenue East, 18th Floor
                            Toronto, Ontario, Canada
                                     M4T 2S3
                                 (416) 361-1498
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 23, 2007
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.     [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 544191109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Technifund Inc.
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
  NUMBER OF                  20,677,800
   SHARES               --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
  OWNED BY                   0
    EACH                --------------------------------------------------------
  REPORTING             9    SOLE DISPOSITIVE POWER
   PERSON                    20,677,800
    WITH                --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,677,800*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

                                   *See Item 5

CUSIP No. 544191109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Herbert Abramson
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
  NUMBER OF                  20,759,100
   SHARES               --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
  OWNED BY                   0
    EACH                --------------------------------------------------------
  REPORTING             9    SOLE DISPOSITIVE POWER
   PERSON                    20,759,100
    WITH                --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,759,100*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

                                   *See Item 5

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock (the "Common Stock") of Lorus Therapeutics Inc., a Canadian corporation ("Lorus"), with its principal executive offices located at 2 Meridian Road, Toronto, Ontario, M9W 4Z7.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f) This joint filing statement is being filed by Technifund Inc. ("Technifund") and Herbert Abramson ("Abramson"). Technifund and Abramson are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Technifund is an investment holding company, of which Abramson owns 100% of the outstanding capital stock and is President and sole Director. Abramson is a Canadian citizen and is employed as a portfolio manager with Trapeze Asset Management Inc. and Trapeze Capital Corp., Canadian investment management firms.

The business address for Technifund and Abramson is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada, M4T 2S3.

(d)-(e) During the last five years, no Reporting Person and, to the best knowledge of the Reporting Persons, no director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or other final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase price of the Common Stock reported in this Schedule 13D was CDN$7,651,742. The Common Stock to which this Schedule 13D relates was purchased using working capital, in respect of shares purchased by Technifund, and personal funds in respect of shares purchased by Abramson.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons may make future purchases of Common Stock and securities convertible into Common Stock from time to time and may dispose of any or all of the Common Stock and securities convertible into Common Stock owned by them at any time.

Abramson was elected to the board of directors of Lorus effective as of July 23, 2007.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on July 31, 2007, the Reporting Persons' beneficial ownership of Common Stock was 20,759,100 shares. Of this amount, 81,300 shares of Common Stock were held by Abramson directly and 20,677,800 shares of Common Stock were held by Technifund directly.

(b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on July 31, 2007. Abramson exercises sole voting and dispositive power over shares held by him and Technifund. Technifund exercises sole voting and dispositive power over the shares held by it.

(c) No transactions with respect to the Common Stock have been effected in the past 60 days by the Reporting Persons.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated July 31, 2007, by and between Abramson and Technifund.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE JULY 31, 2007

                                                     /s/ HERBERT ABRAMSON
                                                     --------------------
                                                     Herbert Abramson

                                                     TECHNIFUND INC.

                                                     By: /s/ HERBERT ABRAMSON
                                                     ------------------------
                                                     Herbert Abramson
                                                     President

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 31, 2007, is by and among Herbert Abramson, an individual, and Technifund Inc., an Ontario, Canada corporation (collectively, the "Reporting Persons").

Each of the Reporting Persons may be required to file with the Securities and Exchange Commission a statement on Schedule 13D with respect to common shares of Lorus Therapeutics Inc., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of them, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week's prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

Date: July 31, 2007


/s/ HERBERT ABRAMSON
--------------------
Herbert Abramson

TECHNIFUND INC.

By: /s/ HERBERT ABRAMSON
------------------------
Herbert Abramson
President